UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes: ___ No: X

Sierra Wireless Announces Inclusion in the S&P/TSX Composite Index in Canada

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 15, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that the company will be added to the S&P/TSX Composite Index in Canada, effective December 19, 2014 after market close. The addition is the result of the quarterly review of the S&P/TSX Composite Index by the S&P Dow Jones Canadian index services committee.

The S&P/TSX Composite Index is the headline index in Canada and serves as an indicator of broad market activity in Canadian equity markets. It includes the largest companies on the Toronto Stock Exchange, as measured by market capitalization and liquidity. Inclusion in the Index can potentially broaden participation in a company’s shareholder base by enabling investment from index funds and similar investment vehicles.

Sierra Wireless is currently a member of the S&P/TSX Capped Information Technology index in Canada.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the addition of Sierra Wireless to the S&P/TSX Composite Index, statements as to the potential broadening of the Company’s shareholder base, and other expectations, intentions, and plans contained in this press release that are not historical fact. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, market reaction and trading patterns. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

CONTACT:
Sierra Wireless
Media Relations:
Sharlene Myers, +1-604-232-1445
smyers@sierrawireless.com
or
Investor Relations:
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	December 15, 2014